Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-276802

August 30, 2024

XCHG Limited

XCHG Limited or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling US Tiger Securities, Inc. at 646-978-5188. You may also access the Company’s most recent prospectus dated August 30, 2024, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC on August 30, 2024, or Amendment No. 4, by visiting EDGAR on the SEC website at:https://www.sec.gov/Archives/edgar/data/1979887/000110465924095523/tm2316418-31_f1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated August 16, 2024. This free writing prospectus reflects the following amendments that were made in Amendment No. 4. All references to page numbers are to page numbers in Amendment No. 4.

Cover Page

(1)	Appendix I replaced the cover page in its entirety.

Prospectus Summary

(2)	Amend the first sentence of the second paragraph under “Corporate History and Structure” on page 3 as follows.

We trace our history back to the founding of X-Charge Technology, a private limited liability company incorporated under the laws of PRC in 2015, which owned 100% equity interests in XCharge Europe prior to the consummation of the Restructuring.

Corporate History and Structure

(3)	Amend the first paragraph of the second paragraph on page 59 as follows.

We trace our history back to the founding of X-Charge Technology, a private limited liability company incorporated under the laws of PRC in 2015, which owned 100% equity interests in XCharge Europe prior to the consummation of the Restructuring.

Underwriting

(4)	Amend the first table on page 166 as follows.

Underwriter	Number of the ADSs
US Tiger Securities, Inc.
Total	3,333,335

(5)	Amend the seventh paragraph on page 166 as follows.

We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$931,840.

(6)	Amend the first paragraph on page 167 as follows.

The address of US Tiger Securities, Inc. is 437 Madison Avenue, 27th Floor, New York, NY 10022.

Legal Matters

(7)	Amend the second and last sentences on page 180 as follows.

The underwriters are being represented by Greenberg Traurig, LLP with respect to certain legal matters as to U.S. federal securities and New York State law.

Greenberg Traurig may rely upon Haiwen & Partners with respect to matters governed by PRC law.

Appendix I

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated August 30, 2024

3,333,335 American Depositary Shares

XCHG Limited

Representing 133,333,400 Class A Ordinary Shares

This is an initial public offering of the American depositary shares, or the ADSs, representing Class A ordinary shares of XCHG Limited. We are offering a total of 3,333,335 ADSs, each representing 40 of our Class A ordinary shares, par value US$0.00001 per share. The underwriters may also purchase up to an additional 500,000 ADSs representing 20,000,000 Class A ordinary shares within 30 days from the date of this prospectus to cover over-allotments, if any.

Prior to this offering, there has been no public market for the ADSs representing our Class A ordinary shares. We expect the initial public offering price will be between US$6.00 and US$8.00 per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Stock Market (the “Nasdaq”) under the symbol “XCH.”

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Yifei Hou, our director and chief executive officer, and Mr. Rui Ding, our chairman and chief technology officer, will beneficially own all of our issued Class B ordinary shares. Mr. Yifei Hou, as a result of his sole voting power and the shared voting power resulting from arrangement under acting-in-concert agreement entered into in August 2023, will beneficially own all of our issued Class B ordinary shares and will collectively be able to exercise 82.0% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder,each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” As a result, Mr. Yifei Hou has the ability to control the outcome of matters submitted to the shareholders for approval. Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands company. XCHG Limited is a Cayman Islands company with no substantial operations on its own. XCHG Limited conducts all of its operations through its subsidiaries in Germany and in China.

We face various legal and operational risks and uncertainties related to having a considerable portion of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Such risks could result in a material impact on our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file our annual report on Form 20-F after becoming a public company. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors — Risks Related to Regulations — The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely auditors located in China. The prohibition from trading the ADSs, or the threat of their being prohibited from trading, may cause the value of the ADSs to significantly decline or be worthless.”

The PRC government has oversight over the conduct of our business. The PRC government may in the future release regulations or policies regarding our industry that could materially affect our business, financial condition, results of operations and prospects. Furthermore, the PRC government has recently promulgated laws and regulations that may result in more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Cash may be transferred among XCHG Limited and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from the company as needed in the form of capital contributions or shareholder loans through the intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to the company directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization.

We may engage in intra-group loans and transactions among the entities within our Group from time to time. In 2023, XCHG Limited provided loans of US$350 thousand in total to one of our subsidiaries for fund support. Other than that and the cash transfers within our Group in connection with the Restructuring (as defined herein), as of the date of this prospectus, XCHG Limited has not transferred any cash proceeds or other assets to any of our subsidiaries. See “Corporate History and Structure — Restructuring” for details of the cash transfers. Other than the Restructuring, none of our subsidiaries have issued any dividends or distributions to their respective holding companies, including the company, nor have we issued any dividends or distributions to any investors of the company, as of the date of this prospectus. As of the date of this prospectus, other than the US$350 thousand loans to one of our subsidiaries, there is no outstanding balance of loans between the company and another entity within the Group under applicable agreements. We do not expect to pay dividends in the foreseeable future. In the future, cash proceeds raised from financing activities, including this offering, may be transferred by us through intermediary holding companies to our subsidiaries via capital contribution and shareholder loans, as the case may be, to meet the capital needs of our business operations. For details, see “Regulation — PRC — Regulations Relating to Foreign Exchange and Dividend Distribution — Regulations on Dividend Distributions,” “Risk Factors — Risks Related to Regulations — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Risk Factors — Risks Related to Regulations — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies,” and “Risk Factors — Risks Related to the ADSs and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.”

We are an “emerging growth company” under applicable U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 17 of this prospectus.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)    For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on          , 2024.

US Tiger Securities, Inc.

The date of this prospectus is         , 2024.